Filed by CMB.TECH NV
Commission File No.: 001-36810
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Golden Ocean Group Ltd.
Commission File No.: 000-29106

PRESS RELEASE
11 August 2025 – 8.30 am CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the
 European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

CMB.TECH’S UPDATE ON THE GOLDEN OCEAN MERGER PROCESS
ANTWERP, Belgium, 11 August 2025, 8.30 am CEST – CMB.TECH NV (NYSE: CMBT & Euronext Brussels: CMBT) (“CMB.TECH”) provides an additional market update on the progress of the contemplated stock-for-stock merger between CMB.TECH and Golden Ocean Group Limited (NASDAQ: GOGL & Euronext Oslo Børs: GOGL) ("Golden Ocean").
The transaction is structured as a stock-for-stock merger, with Golden Ocean merging with and into CMB.TECH Bermuda Ltd. ("CMB.TECH Bermuda”), a wholly-owned subsidiary of CMB.TECH, with CMB.TECH Bermuda as the surviving company (the “Merger”). In the framework of the Merger, all outstanding common shares of Golden Ocean1 will ultimately be exchanged for newly issued CMB.TECH ordinary shares at an exchange ratio of 0.95 ordinary shares of CMB.TECH for each common share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments pursuant to the agreement and plan of merger dated 28 May 2025 (the “Merger Agreement”). Upon closing of the Merger, CMB.TECH would issue approximately 95,952,934 new ordinary shares, assuming the Exchange Ratio is not adjusted.
CMB.TECH notes that the notice by Golden Ocean to hold a special general meeting on 19 August 2025 at 9.00 am ADT, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM 08, Bermuda, to vote on, among other things, the approval of the Merger Agreement, the Bermuda Merger Agreement (as defined in the Merger Agreement) and the transactions contemplated thereby including the Merger and the appointment of the exchange agent (the “Golden Ocean SGM”), is available on Golden Ocean’s website: GOGL – Notice of Special General Meeting – Golden Ocean. Golden Ocean shareholders of record at the close of business on the record date (16 July 2025) will be entitled to vote at the Golden Ocean SGM.
Subject to a positive outcome of the Golden Ocean SGM, approval of the secondary listing on Euronext Oslo Børs and timely fulfillment of the Merger closing conditions set forth in the Merger Agreement, such as the Golden Ocean refinancing, which is progressing, the parties intend to complete the Merger as soon as possible after the Golden Ocean SGM. The parties currently expect closing to take place on or around 20 August 2025, which would also be the first day of trading for the newly issued shares on NYSE, Euronext Brussels and, tentatively, the first day of trading of CMB.TECH on Euronext Oslo Børs. The day prior to the closing date would be the last day of trading of Golden Ocean’s common shares on Nasdaq and on Euronext Oslo Børs.
More information can be found in the registration statement on Form F-4 (the “Registration Statement”) filed by CMB.TECH with the U.S. Securities and Exchange Commission on 1 July 2025, which was declared effective by the SEC on 16 July 2025.
CMB.TECH understands that Golden Ocean has received customary demand letters for additional disclosure in relation to the Registration Statement, as well as correspondence from certain shareholders stating their intention to exercise their rights as dissenting shareholders under Bermuda law, and notes that related legal proceedings have been filed. CMB.TECH and Golden Ocean will analyse these claims and address them appropriately.

1 Other than Golden Ocean common shares already owned (directly or indirectly) by CMB.TECH or Golden Ocean.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
11 August 2025 – 8.30 am CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the
 European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

About CMB.TECH
CMB.TECH is a diversified and future-proof maritime group that owns and operates more than 160 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels and workboats. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT”.
About Golden Ocean
Golden Ocean is a Bermuda incorporated shipping company specialising in the transportation of dry bulk cargoes. As of May 2025, the Golden Ocean fleet consists of more than 90 vessels, with an aggregate capacity of approximately 13.7 million deadweight tonnes. Golden Ocean’s ordinary shares are listed on Nasdaq with a secondary listing on the Euronext Oslo Børs under the ticker symbol “GOGL”.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. CMB.TECH desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the failure to satisfy the conditions to completion of the Merger set forth in the Merger Agreement, the failure to obtain required shareholder approvals, the failure to complete the Merger within the expected timeframe or at all, the potential for the Merger Agreement to be terminated in accordance with its terms, the exercise of appraisal rights by Golden Ocean shareholders, the potential for litigation in connection with the Merger, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk and tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
You are cautioned not to place undue reliance on CMB.TECH’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance and are applicable only as of the dates of such statements. CMB.TECH assumes no duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
11 August 2025 – 8.30 am CEST

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the
 European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Disclaimer
This press release is also published in Dutch. If ambiguities should arise from the different language versions, the English version will prevail.
Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons distributing this communication must satisfy themselves that it is lawful to do so. The potential transactions described in this announcement and the distribution of this announcement and other information in connection with the potential transactions in certain jurisdictions may be restricted by law and persons into whose possession this announcement, any document or other information referred to herein comes should inform themselves about, and observe, any such restrictions.
This announcement is not a recommendation in favor of the proposed Merger described herein. In connection with the proposed Merger, CMB.TECH has filed with the SEC the Registration Statement that includes a prospectus of CMB.TECH and a proxy statement of Golden Ocean. CMB.TECH also has filed other relevant documents with the SEC regarding the proposed Merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. You may obtain a free copy of the proxy statement/prospectus and other relevant documents that CMB.TECH files with the SEC at the SEC’s website at www.sec.gov.

CMB.TECH Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech